Exhibit ____
Sub-Item 77I

Dreyfus Intermediate Term Income Fund

     As described in the Fund's current prospectus, on May 31, 2001, the Fund began offering Institutional shares in addition to its existing classes of shares, which were renamed "Investor shares." On said date, the Fund's management fee was reduced from 0.55% to 0.45% of the Fund's average daily net assets annually. In addition, management capped the Fund's expenses at 0.70% for Investor shares and 0.45% basis points for Institutional shares through July 31, 2002. Unlike Investor shares, Institutional shares do not have a Shareholder Services Plan. Investor shares pay up to 0.25% annually of average daily net assets attributable to Investor shares pursuant to the Shareholder Services Plan currently in place.

     The Fund will require a minimum initial investment and ongoing Fund balance of $1 million for holders of Institutional shares, compared to the current minimum initial investment of $2,500 for Investor shares.
Institutional shares held by investors who do not maintain such a minimum account balance will convert to Investor shares upon 45 days' notice.

     Each share has one vote and shareholders will vote in the aggregate and not by class except as otherwise required by law or with respect to any matter that affects only one class. Only holders of Investor shares will be entitled to vote on matters submitted to shareholders pertaining to the Shareholder Services Plan for Investor shares.

     Institutional shares, like Investor shares, are sold at net asset value per share, with no sales load or contingent deferred sales charge.